REPORT OF INDEPENDENT AUDITORS

Board of Directors
Gopher State Ethanol, LLC
Saint Paul, Minnesota

We have audited the accompanying balance sheet of Gopher State Ethanol, LLC as of December 31, 2000, and the related statements of operations and changes in members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gopher State Ethanol, LLC as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Minneapolis, Minnesota
March 9, 2001 (except for Notes 11, 12 and
   the bank waiver information in Note 6, as to
    which the date is March 30, 2001)

GOPHER STATE ETHANOL, LLC

Balance Sheet

December 31, 2000

ASSETS

Current Assets
Cash and cash equivalents	$537,762
Accounts receivable
Trade	1,100,029
Ethanol producers payment	615,171
Related party	18,250
Inventories	499,014
Prepaid expenses	82,521
Total current assets	2,852,747

Property, Plant and Equipment
Land	137,500
Building	4,905,493
Equipment	21,562,881
26,605,874
Less accumulated depreciation and amortization	(1,713,342)
Net property and equipment	24,892,532

Other Assets
Financing costs, net	631,476

Total assets	$28,376,755

Notes to Financial Statements are an integral part of this Statement.

GOPHER STATE ETHANOL, LLC

Balance Sheet

December 31, 2000

LIABILITIES AND EQUITY

Current Liabilities
Bank line of credit	$960,000
Current maturities of long–term debt	3,407,772
Trade accounts payable	1,375,813
Due to related party	429,661
Accrued interest	132,150
Total current liabilities	6,305,396

Long–Term Debt, net of current maturities	12,840,208

Redeemable Class B Members’ Interests	7,826,370

Commitments and Contingencies

Class A Members’ Equity	1,404,781

Total liabilities and members' equity	$28,376,755

Notes to Financial Statements are an integral part of this Statement.

GOPHER STATE ETHANOL, LLC

Statement of Operations and Changes in Members' Equity

Year Ended December 31, 2000

Net Sales	$10,923,878

Cost of Goods Sold
General	9,526,673
Related party	265,284
Total cost of goods sold	9,791,957

Gross Profit	1,131,921

General and Administrative Expense	1,705,635

Operating Loss	(573,714)

Other Income (Expense)
Ethanol producers payment	1,422,760
Rental income, related party	300,000
Interest income	6,710
Interest expense	(890,379)
Total other income, net	839,091

Net Income	265,377

Net Income Allocation to Class B Members	(196,963)

Preferred Distributions to Class B Members	(975,000)

Net Loss Attributable to Class A Members	(906,586)

Members' Equity - December 31, 1999	2,311,367

Members' Equity - December 31, 2000	$1,404,781

Notes to Financial Statements are an integral part of this Statement.

GOPHER STATE ETHANOL, LLC

Statement of Cash Flows

Year Ended December 31, 2000

Cash Flows from Operating Activities
Net income	$265,377
Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	1,545,089
Change in assets and liabilities
Accounts receivable	(1,733,450)
Inventories	(499,014)
Prepaid expenses	(80,521)
Trade accounts payable	1,371,577
Due to related party	192,600
Accrued interest	114,829
Net cash from operating activities	1,176,487

Cash Flows from Investing Activities
Capital expenditures	(11,565,849)
Net cash used for investing activities	(11,565,849)

Cash Flows from Financing Activities
Proceeds from bank line of credit	750,000
Proceeds from long-term debt	10,251,369
Payments of long-term debt	(489,971)
Cash paid for financing costs	(24,659)
Net cash from financing activities	10,486,739

Net Increase in Cash and Cash Equivalents	97,377

Cash and Cash Equivalents – Beginning of Year	440,385

Cash and Cash Equivalents – End of Year	$537,762

Supplemental Cash Flow Information
Cash paid during the year for
Interest expensed	$775,550
Interest capitalized	404,579
Total	$1,180,129

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Class B members’ preferred distributions accrued, not paid	$975,000
Long-term debt incurred for plant construction	$3,717,000

Notes to Financial Statements are an integral part of this Statement

GOPHER STATE ETHANOL, LLC

Notes to Financial Statements

December 31, 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Gopher State Ethanol, L.L.C. (a Minnesota Limited Liability Company) located in Saint Paul, Minnesota constructed and operates a 15 million gallon ethanol plant with distribution to upper Midwest states.  In addition to ethanol, the Company produces and sells dried distillers grain (DDG) and raw CO2 gas, co-products of ethanol production.
The Company will continue indefinitely, unless dissolved, terminated, or liquidated.

Fiscal Year

Operations are reported on an annual basis with a fiscal year ending December 31.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles.  Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  The Company shares certain facility and service expenses with MBC Holding Company (MBC), a related party (see Note 10). The allocation of these expenses from MBC to the Company is estimated at each month end.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.  At December 31, 2000 cash equivalents consisted of $9,259 of U.S. Treasury Bills.

The Company maintains its accounts primarily at one financial institution.  At times throughout the year, the Company’s cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Allowance for Doubtful Accounts

The Company follows the policy of providing an allowance for doubtful trade accounts receivable, but management is of the belief that such accounts receivable are collectible in all material respects and thus, no allowance was deemed necessary at December 31, 2000.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

The Company recognizes revenue when it is both realized and earned.  Typically, these conditions are met at the time of product shipment.

The ethanol producers payment from the State of Minnesota is earned and recognized quarterly based upon production volume.

Inventories

Inventories consist of ethanol produced and a co-product from ethanol production, DDGs.  Materials and work–in process are stated at the lower of average cost or market.  Finished goods inventories are stated at the lower of first–in, first–out, (FIFO method) cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at the lower of cost or estimated fair value.  Depreciation is provided over estimated useful lives by use of the straight–line method.  Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.  The Company capitalized interest incurred during the construction of the ethanol plant.  During fiscal year 2000, the Company capitalized approximately $405,000 of a total of approximately $1,295,000 of interest incurred. Additionally, the Company capitalized $20,000 of real estate taxes incurred during the same period.

Financing Costs

Financing costs are capitalized for amounts expended related to obtaining the Company’s long-term debt. Financing costs are amortized by means of the effective interest method over the term of the related debt. Amortization at December 31, 2000, was approximately $45,000.

Income Taxes

Gopher State Ethanol, LLC is treated as a partnership for Federal and state income tax purposes and does not incur income taxes.  Instead, its earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Advertising

The Company expenses the costs of advertising as incurred.  Advertising expense was approximately $34,000 in 2000.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, $537,762 at December 31, 2000, approximates its fair value.  It is not currently practicable to estimate the fair value of the bank line of credit and long-term debt. Because these agreements contain unique terms, conditions, covenants and restrictions, which were negotiated at arm's length as discussed in Notes 5 and 6, there are no readily determinable similar instruments on which to base an estimate of fair value.

Reclassifications

The presentation of certain amounts reported for 1999 have been reclassified to conform to the 2000 presentation. These reclassifications had no effect on net income as previously reported.

2.  DEVELOPMENT STAGE ENTERPRISE

The Company was formed March 29, 1999, and was considered a development stage enterprise, until June 1, 2000, at which time operations formally commenced.

3.  CONCENTRATIONS

One major customer comprises approximately 87% of the Company's total revenues in year 2000.  This customer also accounts for approximately 61% of the outstanding receivable balance at December 31, 2000.  The remaining portion of revenue is derived from the sale of co-products from the production of ethanol to two customers.

The Company obtains substantially all of its corn used in production, which accounts for approximately 77% of the materials used, from one vendor.

4.  INVENTORIES

Inventories consisted of the following at December 31, 2000:

Materials	$182,845
Work-in process	200,912
Finished goods	115,257
Totals	$499,014

5.  LINES OF CREDIT

The Company has an unsecured $210,000 line of credit with its bank through March 2001. Outstanding borrowings are due upon demand and totaled $210,000 at December 31, 2000.  Interest is charged on borrowings at 2% over the Wall Street Journal Prime Rate.  The weighted average interest rate was 11.5% at December 31, 2000.

The Company has a $2,000,000 line of credit with its bank through April 2001, which is secured by its Saint Paul Plant.  Outstanding borrowings are due upon demand and totaled $750,000 at December 31, 2000. The weighted average and actual interest rate was 11.0% at December 31, 2000.  The line is subject to the Company maintaining certain covenants, and is guaranteed by MBC.

6.  LONG-TERM DEBT

Long-term debt consists of the following:

Note payable to its bank, due in varying monthly installments (currently $182,939), including interest at 2.25% over the Wall Street Journal prime rate, which totaled 11.75% at December 31, 2000, secured by substantially all assets, and is guaranteed by MBC. (See below)	$12,530,980
Payable to contractor (See below)	3,717,000
Total	16,247,980
Less amounts due within one year	3,407,772
Net long-term debt	$12,840,208

6.  LONG-TERM DEBT - Continued

The terms of the note payable to the bank require the Company to maintain certain financial ratios, violation of which, among other remedies, permits the bank to call the note for payment.  The Company, primarily due to the nature of it being in its first year of operation, was not in compliance with several covenants as of December 31, 2000. On March 30, 2001 the Company's bank provided a waiver agreeing not to enforce remedies available to them for such noncompliance through the year 2001.

The note agreement also restricts certain distributions to members.  The amount of distributions so limited is not subject to specificity, however in general terms, the Company may with the permission of the lender, and if not in default, make distributions to provide for tax payments by the members, or upon attainment of specific financial thresholds, make distributions of amounts subject to formulas.

The Company and its contractor negotiated the final amounts due under the contract for the construction of the Company's ethanol plant, upon which the contractor has filed a lien.  Initial payment terms require the Company to pay a lump sum initial payment of $500,000, followed by monthly principal payments of $178,722 through June 2002.  Interest is to be charged at 12%, beginning subsequent to year-end, and accrues until such time that the contractor can demonstrate that the plant is able to produce 18 million gallons of ethanol per year.  If this threshold in not obtained, the accrued interest will be forgiven.

Estimated maturities of long–term debt are as follows at December 31, 2000:

2001	$3,407,772
2002	1,930,093
2003	964,156
2004	1,083,750
2005	1,218,176
Thereafter	7,644,033
Total long–term debt	$16,247,980

7.  REDEEMABLE CLASS B MEMBERS’ INTERESTS

Class B members are entitled to receive an annual preferred distribution equal to 15% of their unrecovered contributions.  The distribution shall be prior to and in preference to any distribution made to Class A members or any tax distributions.  The Company is to pay the preferred distribution quarterly based upon the average unrecovered contribution of each Class B member during such quarter.

7.  REDEEMABLE CLASS B MEMBERS’ INTERESTS - Continued

Upon written demand, Class B members have the right to demand that the Company redeem their percentage Class B financial interest; 25% each year for four years beginning December 31, 2001, after payment of unpaid preferred distributions and any allocated net loss remaining, based on the following schedule:

2001	$2,951,370
2002	1,625,000
2003	1,625,000
2004	1,625,000
Total	$7,826,370

The redemption price for the percentage Class B financial interest is equal to $65,000 per 1% of percentage Class B financial interest redeemed plus any accrued but unpaid preferred distributions.  Payments are subordinate to the loans in Note 6.  At December 31, 2000 the Company has accrued $1,444,993 for preferred distributions owed, but not paid. Class B members have 51% voting interest until such time as 100% of the Class B equity has been redeemed.  At that time, such members’ voting interest will be respective to their Class A equity.
The change in carrying value for the year ending December 31, 2000 was:

Balance at December 31, 1999	$6,654,407
Preferred distributions payable	975,000
Net income allocation	196,963
Balance at December 31, 2000	$7,826,370

8.  MEMBERS’ EQUITY

Capitalization

The Company was capitalized by contributions from both Class A and Class B members.  MBC contributed assets with a book value of approximately $1,731,000 in exchange for a 28.5% Class A financial interest. The Minnesota Brewing Limited Partnership (MB Ltd. Partnership) contributed assets with a book value of approximately $1,193,000 in exchange for a 48.7% Class A financial interest.  Two other members comprise the remaining 22.8% financial interest in Class A and own 100% of the Class B financial interest.  Those two members contributed $3,250,000 each in exchange for their respective 50% financial interests in Class B equity.

Income and Loss Allocation

Losses are allocated to all members based on their respective percentage of total Class A and Class B interests.  Income is then allocated in the same manner until all losses are recovered.  Income is then allocated to Class A members in a manner to cause each Class A members’ percentage of Class A equity to equal their respective financial interests disclosed above.  Income and losses will then be allocated to Class A members based on their respective percentage of financial interest.

9.  LEASES

The Company leases part of their land, building and equipment to MBC under a lease with a term of ten years.  MBC has the option to extend the lease for three additional periods of ten years. Additionally, MBC has the option to purchase certain of the leased premises and equipment from the Company at fair market value.  Rental income for 2000 was $300,000.  Cost and accumulated depreciation of the leased premises and equipment was approximately $1,857,194 and $488,073, respectively, at December 31, 2000. Future minimum rentals under the lease at December 31, 2000 are as follows:

2001	$300,000
2002	300,000
2003	300,000
2004	300,000
2005	300,000
Thereafter	975,000
$2,475,000

9.  LEASES - Continued

At December 31, 2000, the Company had the following minimum commitments for payment of equipment rentals under leases, which at inception had a non-cancelable term of more than one year:

Operating Leases

2001	$5,604
2002	5,604
2003	1,868
Total lease commitments	$13,076

Rent expense for operating leases was approximately $7,000 in 2000.

10.  RELATED PARTY TRANSACTIONS

General

As discussed in Note 8, the MB Limited Partnership has a percentage financial interest of 48.7% of the Company’s Class A members’ equity.  MBC owns 28.5% of the Company’s Class A members’ equity. The chairman of MBC, who is also the general partner of MB Limited Partnership, has a percentage Class A financial interest of 11.4% in addition to 50% of the Class B financial interests which are also described in Note 8.

Related Party Expenditures

The Company entered into a Facility and Services Sharing Agreement with MBC as of March 29, 1999. Such expenditures in 2000 were approximately $335,000, of which approximately $265,000 was expensed, with the remainder capitalized as costs incurred during construction of the plant. Additionally, MBC is reimbursed for all costs and expenses incurred on behalf of the Company.  Total reimbursements in 2000 were approximately $2,900,000, of which approximately $430,000 is still owed to MBC at December 31, 2000.

The Company leases part of their land, building and equipment to MBC.  (See Note 9).

During 2000, the Company incurred insurance premium expenses of approximately $123,000 to an insurance agency, whose ownership includes a director of the Company and MBC.

10.  RELATED PARTY TRANSACTIONS - Continued

Production Commitment

The Company has committed to produce and sell raw CO2 gas, subject to minimum quantity and quality thresholds, to a joint venture, (of which MBC is a member), for an initial ten year period, with successive five year renewals.  At December 31, 2000, the Company is due $18,250 for CO2 sold under this commitment, which constitutes 100% of the CO2 revenue derived during fiscal 2000.

11.  BIOENERGY PROGRAM

In December 2000, the Company enrolled in a bioenergy program offered by the Commodity Credit Corporation of the U.S. Department of Agriculture. This program enables the Company to receive a credit for one out of every 2.5 bushels of corn used, at a specified price for a bushel of corn, measured at each quarter-end. The credit is subject to attaining a "base-year" threshold, which is based on the Company’s production from December 1, 2000 to September 30, 2001. If the base-year threshold is not obtained, the Company must refund all amounts received under the program. Subsequent to December 31, 2000 the Company received approximately $282,000 from this program. The Company will recognize this as income in 2001, over the remaining term of the program when the base-year threshold is obtained.

12. COMMITMENTS AND CONTINGENCIES

In a report dated February 16, 2001, the City of Saint Paul advised the Company and other related parties that they were jointly and severally responsible for a public nuisance at their plant. The report stated that the nuisance consisted of odors and excessive noise.  The memo advised the parties that the failure to abate the nuisance or otherwise resolve the matter may result in the filing of a complaint in District Court enjoining the use of the property.

In connection with these complaints, the Minnesota Department of Health and the Minnesota Pollution Control Agency (MPCA), along with the City Attorneys office are jointly examining public health issues and working on a public health assessment.

Additionally, the MPCA, commenced a review which uncovered certain violations. As a result of the violations, the Company and the MPCA are currently negotiating a stipulation agreement, which sets forth a compliance schedule, a civil penalty for past violations and stipulated penalties for violation of the agreement. The stipulation agreement is still in negotiation, and ultimately, management believes that this agreement will not result in any penalties or fees, and as such has not recorded any related expenses at December 31, 2000.

12. COMMITMENTS AND CONTINGENCIES - Continued

On March 27, 2001, the City of Saint Paul served the Company and certain related parties with a Summons and Complaint alleging that noise and emissions, including odors, from operations of the ethanol and CO2 facilities violated City and State nuisance laws and State environmental laws and requested injunctive relief, declaratory relief and damages.

The Company and the other parties are working with the City of Saint Paul to resolve these issues. The Company currently believes that the odors issue will be successfully resolved through the installation and operation of a thermal oxidizer, which has been ordered by the Company at an approximate cost of $1,200,000. The Company and other parties are exploring various alternatives to eliminate the other concerns with the City.

The amount of liability, if any, from these issues cannot be estimated, but management is of the opinion that their ultimate outcome will not have a material impact on the Company’s financial position. Nevertheless, due to uncertainties in the settlement process, it is at least possible that management’s view of the outcome could change in the near term.

The Company has committed to produce and sell 100% of its ethanol based on a capacity of 15,000,000 gallons, subject to minimum annual volume and quality thresholds, to a major customer for an initial period of one year, with successive one year renewals, and has certain termination provisions.

The Company has committed to produce and sell 100% of its DDGs, based on a capacity of 40,000 tons, subject to certain quality thresholds, to a customer for an initial period of one year, and shall remain in effect until terminated by either party at its unqualified option.

The Company has committed to purchase 80% of their corn requirements, 4,800,000 bushels based on a capacity of 15,000,000 gallons, from one major vendor, subject to certain quality thresholds, for an initial period of one year, and shall remain in effect until terminated by either party. At December 31, 2000, the Company had purchase commitments to spend approximately $1,900,000 for corn inventory, to be delivered during the first quarter of 2001 with this vendor.